Exhibit 99.1

Tantech Holdings (Lishui) Co., Ltd.

And

Jingning Zhonggang Mining Co., LTD

On

Fuquan Chengwang Mining Co., Ltd

Investment Agreement

November 29 2019

The Investment Agreement between Tantech Holdings (Lishui) Co., Ltd. and Jingning Zhonggang Mining Co., Ltd on Fuquan Chengwang Mining Co., Ltd (hereinafter referred to as "the Agreement") is signed by the following parties in_Nov 29, 2019_____on__ Hangzhou__________

Party A: Tantech Holdings (Lishui) Co., Ltd.

Legal representative: Zhengyu Wang

Address: No. 10 Censhan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province

Party B: Jingning Zhonggang Mining Co., Ltd

Legal Representative: Weina Qu

Address: Room 403, 23 Jianshe Road, Hongxiang Street, Jingning She Autonomous County, Lishui City, Zhejiang Province

Target Company : Fuquan Chengwang Mining Co., Ltd

Legal Representative: Yanming Sun

Address: Shitouzhai Formation, Fengxiangshu Village, Longchang Town, Fuquan City, Guizhou province, Buyi and Miao Autonomous Region

Whereas:

1、Party B is the shareholder of the Target Company and owns 100% shares of the Target Company.

2、Target Company is a legally established and effective limited liability enterprise with a registered capital of RMB2 million. As the sole legal mining-right owner, the Target Company obtained the Mining License of Basalt Mine in Fengxiangshu Village , Longchang Town, Fuquan City, on May 20, 2014 from Fuquan Land and Resources Bureau. The certificate number is C52270220101271200974; Mining minerals: building basalt; Production scale: 100 million cubic meters/year; Mining area: 0.2607 square kilometers. Mining method: opencast working; Mining period: five years, from May 20, 2014 to May 20, 2019.The mining right is now in the process of renewing the mining license.

3、In October 2018, Shanghai Lixin Asset Evaluation Co., Ltd. was commissioned to evaluate the Basalt Mine in Fengxiangshu Village , Longchang Town, Fuquan City , with an estimated value of 257.354 million yuan.

4、Jingning Meizhong Mining industry co., LTD., is a legally established and effective limited liability enterprise with a registered capital of RMB30 million. The current ownership structure is: Party B holds 82% shares and Party A holds 18% shares.

5、The shares structure of Party B and its subsidiaries is as follows:

6、Party B intends to sell its 18% shares of the target company (i.e. 360,000 shares) to Party A. Party A agrees to subscribe for all the above-mentioned shares in cash.

NOW, THEREFORE, the Parties, on the basis of the principles of equality, voluntariness ,and good faith and friendly consultation,, hereby agree as follows:

1. Share Transfer

1.1 Party B hereby agrees to sell all of its 360,000 shares in the Target Company to Party A on the effective date of the Agreement, including all the undistributed roll-over profits (if any) before the completion of the shares transfer procedures.

1.2 Party A hereby agrees to accept 360,000 shares of Party B in the Target Company in accordance with the provisions of the Agreement from the date of entry into force of the Agreement.

2、 Transfer Price

2.1 Both parties agree that the total consideration for these shares transfer is RMB 46.323 million.

2.2 Payment Method

Party B shall made the payment within 30 days after Party B transfers the 360,000 shares of the Target Company to Party A or the designated subject of Party A , the equity structure registered in the industrial and commercial registration reaches the state shown in 3.4 hereof ..

3、Share Delivery

3.1 In order to facilitate the management and operation of the target company, Party A agrees to designate Jingning Meizhong Mining Industry Co., Ltdto receive all 18% shares of the Target Company transferred by Party B. At the same time, Party B agrees to transfer the remaining 82% of its shares to Jingning Meizhong Mining Industry Co., Ltd.

After the above changes are completed, Jingning Meizhong Mining Industry Co., Ltd will be the 100% owner of the Target Company, and Party A will indirectly hold 18% shares of the Target Company through Jingning Meizhong Mining Industry Co., Ltd.

3.2 The parties agree that, within 20 days after the formal signing of the Agreement, the change registration of the transferred shares shall be handled according to law, and the shares shall be delivered on the date of the issuance of the new business license.

3.3 If the business registration of the above-mentioned share change is not handled on time due to reasons other than Party A, Party A has the right to unilaterally terminate the Agreement by giving a written notice and to exercise its legal remedies. However, if Party A does not exercise any of the rights in the Agreement, it does not mean that Party A waives the rights and remedies (including the right to claim compensation) as stipulated in the Agreement.

3.4 After the completion of the share delivery, the equity structure of Party B and its subsidiaries is as follows:

4. Representation and Guarantee

4.1 Party B's Representation and Guarantee

4.1.1 Party B is a company that effectively exists in accordance to Chinese law and has absolute rights and has obtained all the authorization to sign and perform the Agreement.

4.1.2 Party B has full, independent and legal disposition of its shares in the Target Company before the entry into force of the Agreement, and its shares in the Target Company does not have any legal defects or restrictions before the entry into force of the Agreement.

4.1.3 Party B has obtained the following approval and consent before signing the Agreement:

4.1.3.1 The highest authority of the Target Company has approved the share transfer as stipulated in the Agreement. Party B has obtained the decision of the shareholder, and there is no other third party to has the preemptive right to these shares.

4.1.4 Any written documents or materials submitted by the Party B under the Agreement are true, complete, legal and valid and not misleading.

4.1.5 There are no facts that are known to the transferor but have not been disclosed to the transferee and are not conducive to the transfer of shares under the Agreement.

4.1.6 The Target Company shall obtain a new Mining License for the Basalt Mine in Fengxiangshu Village , Longchang Town, Fuquan City before December 31,2019, and the mining type shall remain unchanged. The production scale and mining area shall not be lower than the original Mining License. In the case of the record, the mining period of the new certificate is not less than 3 years. If the Target company fails to obtain the new Mining License as scheduled, Party A has the right to terminate the Agreement.

4.1.7 After Party A transfers the shares of the Target Company, Party B guarantees that the value of the Target Company shall not be less than the existing value of RMB 257.354 billion yuan (based on the appraisal value at the time of signing the Agreement).The Target Company shall provided annual financial statements audited by an accounting firm recognized by Party A.If the target company's value is impaired according to the financial statements, Party B undertakes to provide compensation for the difference between the actual investment amount of Party A and the present value of 18% of the target company (the compensation method includes but is not limited to cash, the equity or other equivalent assets of Jingning Meizhong Mining Industry Co., Ltd. held by Party B or other equivalent assets, which shall be selected by Party A).

4.2 Party A's Representation and Guarantee

4.2.1 Party A is a company that effectively exists in accordance to Chinese law and has absolute rights and has obtained all the authorization to sign and perform the Agreement.

4.2.2 Any written documents or materials submitted by Party A under the Agreement are true, complete, legal and valid and not misleading.

4.2.3 Party A has obtained the following approval and consent before signing the Agreement:

4.2.3.1 Party A’s highest authority has approved the share transfer as stipulated in the Agreement.

4.3 The Target Company’s Representation and Guarantee

4.3.1 The representations and guarantee made by the Target Company in the Agreement shall be true, accurate, complete and not misleading.

4.3.2 None of the government departments in China has any pending or possible actions or procedures to limit or prohibit any transaction contemplated by the Agreement or the completion of any transaction accompanying such transaction, and any jurisdiction in China Neither the government has any laws, regulations or rules that may make the completion of the agreement illegal.

4.3.3 In addition to the industrial and commercial change registration procedures related to the share transfer, the consent, approval, authorization, order, registration and filing required by the third party or government agency necessary for the completion of the share transfer have been properly obtained and are fully valid (if any).

5. Obligations of the parties

5.1 Each party shall promptly provide any documents or materials required in the process of handling and completing the legal formalities for the entry into force of the Agreement, unless such documents or materials are objectively unavailable.

5.2 Neither party to the Agreement shall obstruct or passively treat all legal formalities for the processing and completion of the Agreement.

5.3 Party A shall, in accordance with the Agreement, pay the share transfer price to Party B.

5.4 Party B shall promptly handle the change of industrial and commercial registration of this share transfer, and the Target Company shall actively assist.

5.5 The target company shall promptly handle the renew certificate of the basalt mine in Fengxiangshu Village, Longchang Town, Fuquan City.

6. Breach of Contract

6.1 When any of the following events occur:

6.1.1 Non-payment: If Party A fails to pay the consideration within the limited time limit stipulated in Article 2 of the Agreement;

6.1.2 Violation of obligations: Any party to the Agreement violates the obligations stipulated in Article 5 of the Agreement;

6.1.3 Violation of Statements and Guarantees: Any party to the Agreement violates the Statements and Guarantees stipulated in Article 4 of the Agreement;

6.1.4 Termination of the Contract: Either party hereto terminates the Contract without the written confirmation or consent of the other party;

6.1.5 Violations of other business: Any party violates other provisions of the Agreement and has not corrected it within 10 days after receiving written notification of the other party.

The breaching party shall indemnify the observant party in full for the losses caused by its breach of contract, including, but not limited to, all expenses incurred by the observant party for the purpose of arranging signature and performance of the Agreement.

6.2 The following conditions are not deemed breach of contract:

6.2.1 Force Majeure Events result in the non-performance of any terms of the Agreement;

6.2.2 The approval authority or registration authority of the Target Company shall not approve or go through the formalities for the transfer of shares, which is not because of the intent or negligence of any parties;

6.2.3 Any act that has been agreed upon by both parties to the Agreement.

7. Cost-bearing

Tax and other expenses arising from the signing and implementation of the Agreement shall be borne by each party in accordance with the provisions of the law.

8. Applicable Law and Dispute Resolution

8.1 The conclusion, validity, interpretation, performance and settlement of disputes of the Agreement shall be governed by the laws of the People's Republic of China.

8.2 All disputes arising from the performance of the Agreement or in connection with the Agreement shall be settled through friendly negotiation. If the negotiation fails, either party has the right to bring a lawsuit in the jurisdictional court where the Target Company is located.

9. Signature and Entry into Force of the Agreement

The Agreement shall enter into force after it has been signed and sealed by the legal representatives or authorized representatives of the parties and approved by the relevant authorized bodies (whichever is later).

10. Others

10.1 After the signing of the Agreement, the parties will sign the relevant documents for the registration of equity transfer according to the requirements of the transfer registration authority. The transfer registration documents are only used for the registration of the transfer. If there is any conflict with the Agreement, the Agreement shall prevail.

10.2 The Agreement shall be made in duplicate, one by the transferor and one by the transferee, one by the Target Company and one by Jingning Meizhong Mining Industry Co., ltd., all of which shall be equally authentic.

IN WITNESS WHEREOF, the Parties hereto have signed the Agreement on the date specified at the beginning of the Agreement.

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Party A: Tantech Holdings (Lishui) Co., Ltd.

Legal representative: Zhengyu Wang

Party B: Jingning Zhonggang Mining Co., Ltd

Legal Representative: Weina Qu

Target Company : Fuquan Chengwang Mining Co., Ltd

Legal Representative: Yanming Sun